

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2009

Mr. Victor P. Patrick
Vice Chairman, CFO and General Counsel
Walter Industries, Inc.
4211 W. Boy Scout Boulevard
Tampa, FL 33607

> **Re:** **Walter Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **Response Letter Dated October 31, 2008**
> **Response Letter Dated February 6, 2009**
> **File No. 001-13711**

Dear Mr. Patrick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief